Stephanie L. Hunsaker Senior Assistant Chief Accountant Division of Corporation Finance US Securities and Exchange Commission 100 F Street, N E Washington DC 20549 United States 19 August 2011	Group Chief Accountant's Level 12 280 Bishopsgate London EC2M 4RB Telephone: 020 7672 0202 Facsimile: 020 7672 1424

Dear Ms Hunsaker

The Royal Bank of Scotland Group plc
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Form 20-F/A for the Fiscal Year Ended December 31, 2010
Filed July 20, 2011
Form 6-K
Filed August 12, 2011
File No. 001-10306

In Mr Van Saun’s absence on holiday, I am replying to your letter dated 18 August 2011.  We are carefully considering your comments and expect to be able to provide you with our response by the end of October.

Yours sincerely

/s/ Rajan Kapoor

R Kapoor
Group Chief Accountant